EXHIBIT 7.2

                       Amendment to Distribution Agreement


This agreement, made as of May 22, 2001, is between and among Carter Fortune ("Fortune"), WOW Entertainment, Inc. ("Entertainment"), Women of Wrestling, Inc. ("WOW") and M/G Perin, Inc. and Richard Perin (collectively, "Perin").

In essence, we mutually agree to terminate our relationship under our existing Distribution Agreement dated January 18, 2000 (the "Distribution Agreement") and enter into a new agreement that will extend no later than through September 30, 2001 for domestic distribution and December 31, 2001 for foreign distribution as specified in the Distribution Agreement. You will also return to Entertainment all of your common stock in Entertainment (1,839,556 shares) previously issued to you by Entertainment and void all rights to warrants issuable under the Distribution Agreement. We will immediately receive funding from Fortune sufficient to pay certain payables you incurred in connection with WOW. We will release each other from any further claims relating to our prior relationship. Specifically, we agree as follows:

1. Payment of Perin Payables. Fortune agrees to immediately provide additional financing to WOW in a sum that shall cause Fortune's total investment (both capital and loans) in WOW to equal $7,150,000. Out of that additional funding, WOW will pay Perin $100,055.77, which amount shall enable Perin to pay a portion of the payables that have been incurred by Perin in connection with WOW. WOW represents and warrants, to WOW's knowledge, that the spreadsheets it has delivered to Perin concerning third-party payables are complete and accurate Perin represents that, to Perin's knowledge, the following is a complete list of all such payables:

1.      Audio Plus Video                              $ 12,873.00
2.      Cahners Business Information                  $ 15,215.27
3.      Crain Communications, Inc.                    $  8,967.50
4.      EXTRA EXTRA                                   $  5,000.00
5.      WCIU Chicago                                  $ 50,000.00
6.      WNUV Baltimore                                $  5,000.00
7.      Miscellaneous                                 $  3,000.00
                                                      -----------
    TOTAL                                             $100,055.77

The $100,055.77 will be wired to the law firm of Anderson & Rottenberg, P.C. (Chase Account # 1951119930, ABA 021 000 021) and will be disbursed by Harry Lipman of that firm only to pay the foregoing. Perin agrees to pay and shall pay the amount of payables in excess of the $100,055.77 from, among other sources, the proceeds of the advertising revenues Perin shall be entitled to retain in accordance with paragraph 3 below, and WOW or Entertainment shall have no responsibility to Perin for any amounts in excess of the $100,055.77.

2. Return of Stock and Termination of Warrants. Perin shall immediately return to Entertainment all of Perin's common shares in Entertainment (1,839,556 shares) . Such shares shall be free of all claims, liens and encumbrances. Upon the return of Perin's common shares, Entertainment shall promptly cancel such shares. In addition, all rights to warrants that were or are issuable to Perin pursuant to the Distribution Agreement shall be void effective immediately.

3. Termination of Distribution Agreement. The Distribution Agreement shall be terminated effective immediately with the exception only that (i) Perin shall continue to have only such rights set forth in the Distribution Agreement necessary to represent WOW's free television programs created through the date of this agreement (such shows being referred to as the "Program"), through September 30, 2001 for domestic distribution and through December 31, 2001 for foreign distribution, but without incurring any expenses that WOW would be obligated to pay pursuant to or in connection with the Distribution Agreement except as agreed to in advance in writing signed by the Chief Executive Officer of WOW, and (ii) Perin shall be entitled to collect and retain all domestic distribution and foreign television advertising or licensing revenues relating to any licensing of the Program that occurs during Perin's continued representation through September 30, 2001 or December 31, 2001, respectively (with the exception only of amounts, if any, already paid to WOW). Since Perin is paying all expenses relating to distribution of the Program, Perin shall have the right to discontinue the distribution of the Program at any time, provided Perin gives as much advance notice to WOW as is reasonably practicable. Notwithstanding the foregoing, in the event a substantial portion of the assets or stock of WOW are sold or licensed, Perin's rights to continue to distribute the Program shall terminate thirty days after the consummation of such a sale or license. Except as set forth in paragraph 1, no further amounts will be paid to or on behalf of Perin for any other outstanding invoices incurred by Perin, including without limitation the remaining NAPTE invoices. In consideration for the payments to be made hereunder and for the rights and obligations contained herein, the parties hereby forever RELEASE and DISCHARGE each other and their respective officers, directors and shareholders of and from any and all manner of actions, causes of action, suits, accounts, contracts, debts, claims and demands whatsoever, at law or at equity that it/he may have against each other arising out of or relating to the Distribution Agreement; provided however that such release shall not extend to the rights and obligations arising pursuant to this agreement from and after the date of this agreement through September 30 or December 31, 2001, as the case may be. It is further understood and agreed that this release extends to all claims of every nature and kind whatsoever, known or unknown, suspected or unsuspected, and that the parties are executing this release upon the advice and with the consent of their own counsel and on no representations of the party released or their counsel.


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4. Closing and Delivery of Final Documents. All of the parties agree to proceed to consummate the transactions contemplated herein on or before Friday, May 22, 2001. All parties shall cooperate in good faith and prepare and deliver all documents reasonably necessary to effectuate the transactions contemplated herein. On or before the closing date, Entertainment's counsel will provide Perin a letter meeting the requirements of the legend set forth on Perin's stock to the effect that no registration of such stock is required under the Securities Act of 1933.

5. Settling of Disputes. Any and all disputes, claims and controversies arising under or by reason of this agreement shall be settled by arbitration in accordance with the rules of the AAA and any award rendered in such arbitration shall be binding and conclusive upon the parties. The arbitrators may decree specific performance or grant injunctions or any other equitable relief deemed proper by the arbitrators under the circumstances. Such arbitration shall be held in Indianapolis, Indiana. Indiana law shall apply. Judgment on any award may be entered and enforced in any court located in Indianapolis, Indiana.

6. Counterparts; Miscellaneous. This Agreement may be executed in any number of counterparts, which together shall be effective as if they were a single document, with such counterparts being delivered by facsimile with the originals being transmitted by mail or courier service. Each person signing this Agreement in a representative capacity represents and warrants that he has full and lawful authority from the party he represents to make, execute and deliver this document and perform hereunder on behalf of such party. Other than as expressly set forth herein, this Agreement embodies the entire agreement between the parties with respect to the subject matter hereof, and the parties further acknowledge that this Agreement is not executed in reliance on any promise, representation or warranty not contained herein.


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The parties have executed this agreement as of the date first above written.


M/G Perin, Inc.

By: /s/ Richard Perin
    ---------------------
Richard Perin

/s/ Richard Perin
-------------------------
Richard Perin, Individually


/s/ Carter Fortune
-------------------------
Carter Fortune

WOW Entertainment, Inc.

By: /s/ Jeffrey J Lewis
    ---------------------
Jeffrey J. Lewis

Women of Wrestling, Inc.

By: /s/ Jeffrey J. Lewis
    ---------------------
Jeffrey J. Lewis